Mail Stop 4561

September 30, 2008

Douglas Mac Donald
President and CEO
Westsphere Asset Corporation, Inc.
2140 Pegasus Way NE
Calgary, Alberta, Canada T2E 8M5

> **Re: Westsphere Asset Corporation, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Form 10-KSB/A #1 for Fiscal Year Ended December 31, 2007**
> **Form 10-KSB/A #2 for Fiscal Year Ended December 31, 2007**
> **File No. 000-32051**

Dear Mr. Mac Donald:

We have completed our review of your Forms 10-K and 10-K/A and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief